SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1 )*

TANDY BRANDS ACCESSORIES INC

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

875378101

(CUSIP Number)

Check the following space if a fee is being paid with this statement:

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in the prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*This amendment is being filed to reflect that Comerica Bank in it’s capacity as trustee has had the sole power to vote or direct the vote in excess of ten percent of the outstanding shares of Tandy Brands Accessories, Inc. common stock since July 2002.

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CUSIP No. 875378101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Comerica Bank 38-0477375
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Michigan Banking Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 898,515
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 898,515
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.05%
12.	Type of Reporting Person (See Instructions) BK

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Item 1.	(a)	Name of Issuer: TANDY BRANDS ACCESSORIES INC

	(b)	Address of Issuer’s Principal Executive Offices

Item 2.	(a)	Name of Person Filing: Comerica Bank

	(b)	Address of Principal Business Office or, if none, Residence: One Detroit Center Detroit, MI 48275

	(c)	Citizenship: Michigan Banking Corporation

	(d)	Title of Class of Securities: COMMON STOCK

	(e)	CUSIP Number: 875378101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b). The filing person is a Bank as defined in Section 3(a)(6) of the Act.

Item 4.	Ownership.

	(a)	Amount beneficially owned: 898,515

	(b)	Prcent of class: 14.05%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 898,515

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to bethe beneficial owner of more than five percent of the class of securities, check the following:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

TANDY BRANDS ACCESSORIES 401K 807,235 12.62%

.	Comerica Bank, in it’s capacity as trustee of trust assets on behalf of our clients, has sole power to vote or direct the vote of additional shares of Tandy Brands Accessories Inc. common stock. No other client has ownership of more than five percent ofthe common stock.

<PAGE 4>	SCHEDULE 13G Under the Securities Exchange Act of 1934

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company:

Item 8.	Identification and Classification of Members of the Group:

Item 9.	Notice of Dissolution of Group:

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant of any such transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 11/10/04

Comerica Bank

By:   Donna Craw

         First Vice President, Comerica Bank